

November 1, 2012

<u>Via E-Mail</u>
Mr. Joel M. Bennett
Chief Financial Officer
JAKKS Pacific, Inc.
22619 Pacific Coast Highway
Malibu, California 90265

      Re: **JAKKS Pacific, Inc.**
               Form 10-K for the Year Ended December 31, 2011
               Filed March 15, 2012
               Form 10-Q for the Quarter Ended June 30, 2012
               Filed August 7, 2012
               File No. 001-35448

Dear Mr. Bennett:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Linda Cvrkel

                          Linda Cvrkel
                          Branch Chief